GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

May 14, 2008

Great Quest Arranges $360,000 Private Placement

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce a private placement for 3,000,000 units priced at $0.12 per unit for total proceeds of $360,000, subject to regulatory approval. Each unit consists of one common share of the Company's capital stock and one half of a share purchase warrant. Each full warrant entitles the holder to purchase one additional share of the Company's capital stock at a price of $0.20 for one year from closing. A finder's fee will be paid on a portion of the private placement. All shares issued under this private placement are subject to a four month hold period from closing.

The proceeds will be used for due diligence on a possible new project, drilling on the Taseko property and corporate purposes.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

[redacted]

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

For additional information please contact:
Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838